Health warehouse

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

HealthWarehouse.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42227G202

(CUSIP Number)

Karen Singer

212 Vacarro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

May 7, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [X]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

.

CUSIP No.	42227G202	SCHEDULE 13D/A9
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Karen Singer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X]
(b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,176,015
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
2,176,015
	10	SHARED DISPOSITIVE POWER
-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,176,015*

* The shares reported herein consist of (i) 716,484 shares of common stock, and (ii) 189,796 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 7.69 shares of common stock.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) [_]
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%[1]
14		TYPE OF REPORTING PERSON
IN

1 The percentages reported in this Schedule 13D/A are based upon 26,279,301 outstanding shares of Common Stock (as described in Item 5 hereof).

SCHEDULE 13D/A9

This constitutes Amendment No. 9 (the “Amendment No. 9”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Singer” or “Reporting Person”), dated and filed November 18, 2010 (the “Singer Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or the “Issuer”). Singer and Lloyd I. Miller III (“Miller”) may be deemed to be a part of a “group” pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to certain corporate governance matters relating to the Company.

This Amendment No. 9 amends the Singer Statement and all previously filed amendments thereto, including certain Joint Amendments amending (i) the Singer Statement filed on behalf of Singer and (ii) the statement on Schedule 13D filed on behalf of Miller dated November 18, 2010 (the “Miller Statement”). For the avoidance of doubt, this Amendment No. 9 is only filed with respect to Singer and the Singer Statement, as amended, and no disclosure included herein shall be deemed to relate to or be attributed to Miller.2 The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. Unless specifically amended or modified hereby, the disclosure set forth in the Singer Statement (as amended) shall remain unchanged.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the trustee of Singer Children’s Management Trust (the “Trust”). The Trust is the sole member of HWH Lending, LLC (“HWH”). Singer’s principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Singer’s principal occupation is investing assets held in the Trust. During the last five years, Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Singer is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the Shares of the Issuer reported herein were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these Shares was $1,550,879.00.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended by adding the following to the end thereof:

This Amendment No. 9 is being filed to report that, as reported in the May 13, 2013 Form 8-K issued by the Company on May 7, 2013, HWH commenced a derivative action, on behalf of the Company, in the Court of Chancery of the State of Delaware against Lalit Dadphale, Youssell Bennani and Joseph Savarino (the “Director Defendants”), who constitute a majority of the members of the Company’s Board of Directors (the “Board”). The derivative action seeks, among other things, (i) a determination that the Director Defendants have breached their fiduciary duties and (ii) recovery of all damages arising therefrom. The complaint alleges, among other things, that the Director Defendants have (a) failed to hold annual meetings of stockholders in order to entrench themselves on the Company’s Board and as Company management, (b) failed to keep the Company current on its reporting obligations with the Securities and Exchange Commission, (c) permitted improper advances of funds to a convicted felon, (d) continued to pay such felon a salary after his forced resignation from the Company, (e) approved a financing arrangement that provides no significant benefit to the Company and (f) ignored a more favorable loan proposal for the Company.

2 With respect to any and all information relating to Miller and Miller’s beneficial ownership of Common Stock of the Company, Singer refers to the Miller Statement and all amendments filed with respect thereto, including, among others, the information set forth in Amendment No. 9 to the Miller Statement, which Singer has been informed by Miller shall be filed on or about the date of the date hereof.

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Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of its investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by them, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of its general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Singer, as Trustee of the Trust which is the sole member of HWH, is the beneficial owner of 2,176,015 Shares, which is equal to 8.3% of the 26,279,301 outstanding Shares. As of the date hereof, 2,176,015 of the Shares beneficially owned by Singer are owned of record by HWH.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 26,279,301 outstanding Shares referenced above is the sum of the following amounts: (i) 24,819,770 Shares based on the Issuer’s Form 10-Q filed on April 22, 2013, and (ii) 189,796 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 7.69 Shares of Common Stock (including accrued and unpaid dividends).

(b) Singer has sole dispositive and voting power for the Shares owned by the Trust.

(c) Not applicable.

(d) No person other than Singer have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2013	KAREN SINGER
By:__/s/ Karen Singer____________________

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